SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clean Diesel Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

18449C401
(CUSIP Number)

December 31, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18449C401	13GA	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Empery Tax Efficient II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 249,118 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 249,118 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,118 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.95% (See Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 18449C401	13GA	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 536,393 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 536,393 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,393 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.10% (See Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 18449C401	13GA	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 536,393 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 536,393 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,393 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.10% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 18449C401	13GA	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 536,393 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 536,393 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,393 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.10% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 18449C401	13GA	Page 5 of 6 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on November 7, 2014 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of Common Stock, par value $0.01 (the "Common Stock"), of Clean Diesel Technologies, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 12,536,071 shares of Common Stock issued and outstanding as of October 31, 2014, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014 and the exercise of the reported warrants (the "Reported Warrants").

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants held by, the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants held by, the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 18449C401	13GA	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 12, 2015

EMPERY TAX EFFICIENT II, LP
By: EMPERY ASSET MANAGEMENT, LP, its Authorized Agent

By: EMPERY AM GP, LLC, its General Partner

By: _/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By: _/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
Ryan M. Lane

/s/ Martin D. Hoe
Martin D. Hoe